Mail Stop 4561

March 12, 2009

Kevin Russeth
Chief Executive Officer
Diversified Opportunities, Inc.
10907 Technology Place
San Diego, CA 92127

      Re: **Diversified Opportunities, Inc.**
              Form 10-KSB for the Six Months Ended June 30, 2008
              File No. 000-23446

Dear Mr. Russeth:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Stephen Krikorian
                    Accounting Branch Chief